Mail Stop 3561

								February 21, 2006

Timothy F. Danello
Senior Vice President and Assistant General Counsel
Wachovia Corporation
301 South College Street
Charlotte, NC 28288-0630

      Re:	Wachovia Commercial Mortgage Securities, Inc.
		Registration Statement on Form S-3
		Filed January 24, 2006
		File No. 333-131262

Dear Mr. Danello:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
4. If available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.
5. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates in not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on pages S-76 and 62 of the prospectus supplement and page 62 of the base prospectus.

Prospectus Supplement

General
6. We note that page 49 of the base prospectus contemplates a pre-funding account to purchase additional mortgage loans. Please provide a bracketed placeholder in the supplement showing that you will provide the disclosure required by Items 1111(g) and 1103(a)(5)
of Regulation AB.

Cover Page
7. Please revise the third paragraph in the box on the left here, the applicable language on the cover page of the base prospectus, and all such references throughout the registration statement, to ensure that they accurately reflect the language under Item 1102(d) of Regulation
AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."
8. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Summary, page S-7
9. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.
10. If applicable, please provide a bracketed placeholder showing that you will identify any credit enhancement or support providers.
Refer to Item 1103(a)(3)(ix) of Regulation AB.
11. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

The Parties, page S-8
12. Please revise your disclosure to clarify that the Trust Fund and the Issuing Entity are one and the same.
13. Also, it appears that the Mortgage Loan Sellers should be called
Originators.

The Sponsor, page 54
14. Please tell us why Wachovia is identified as a party that "may" be a sponsor. There may be other sponsors if this is intended to be a rent-a-shelf filing but it appears that Wachovia might always be one of the sponsors. Please advise.

Significant Originators, page S-63
15. Please confirm that you will provide the disclosure required by
Item 1110 of Regulation AB.


Use of Proceeds, page S-113
16. Please expand the disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of
Regulation AB.

Appendix A-1, page A-1
17. We suggest explicitly incorporating the Appendices into the text to remove any misunderstanding that they are not part of the prospectus supplement

Base Prospectus

Summary of Prospectus, page 7
The Mortgage Assets, page 8
18. Please revise to specify what you mean by your reference to "other types of commercial properties" in the forth bullet point of page 8. Please note that a takedown off of a shelf that involves assets that were not described in the base prospectus will usually require a new registration statement.

Cash Flow Agreements, page 9
19. Please revise to specify what you mean by your reference to "other types of similar agreements" described in the prospectus supplement. The base prospectus should specifically describe each form of derivative that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional derivatives may be added in prospectus supplements.
20. Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

Risk Factors, page 13
Inclusion in a Trust Fund of Delinquent Mortgage Loans May
Adversely
Affect the Rate of Defaults and Prepayments on the Mortgage Loans, page 34
21. Please reconcile your disclosure here and on page 44, that some assets may be delinquent as of the date of issuance, and your disclosure on page S-52 of the prospectus supplement, wherein you provide that no mortgage loan was more than 30 days delinquent as of the cut-off date. If applicable, please include bracketed disclosure in an appropriate section of the delinquency information for the asset pool per Item 1111(c) of Regulation AB.

Descriptions of the Certificates, page 55
Distributions of Interest on the Certificates, page 56
22. Please confirm that all indices that may be used to determine interest payments will be standard indices that measure interest in debt transactions and will not be indexes of commodities or securities.

Descriptions of Credit Support, page 75
23. Please revise to specify what you mean by your reference here and on page 9 to another method of credit support described in the related prospectus supplement. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.
24. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class. Refer to Item 1114(b).

Part II

Signatures
25. Please revise to clarify that the registration statement is being signed by the Chief Executive Officer. Refer to General
Instruction
V.B. of Form S-3.

Undertakings, page II-2
26. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K


*	*	*	*	*










      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
								Assistant Director
cc:	Via Facsimile (704) 348-5200
	Stuart N. Goldstein, Esquire
	Cadwalader, Wickersham & Taft LLP
	227 West Trade Street
	Charlotte, NC 28202
Wachovia Commercial Mortgage Securities, Inc.
February 21, 2006
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